SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on January 28, 2020.

By letter dated January 27, 2020,  the company reported that and in reference to the end of the Public Auction Period of the Note Series XXVI, XXVII and XXVIII issued by the Company,  we attach the following financial information for the Series mentioned.

Notes Series XXVI
Amount: ARS 1,095,163,208
Issuance Price: 100.0% face value
Interest Rate: Private BADLAR + 6.5%
Issuance Date: January 30, 2020
Maturity Date: January 30, 2021
Estimated Duration: 0.87 years
Interest Installments: Quarterly payments starting April 30, 2020
Principal Installment: In one payment on January 30, 2021

 Notes Series XXVII
Amount: USD 5,746,525
Issuance Price: 100.0% face value
Fixed Interest Rate: 7.45%
Issuance Date:  January 30, 2020
Maturity Date: July 30, 2021
Estimated Duration:1.43 years
Interest Installments:  Quarterly payments starting April 30, 2020
Principal Installment: In one payment on July 30, 2021

Notes Series XXVIII
Amount: USD 27,461,947
Issuance Price: 100.0% face value
Fixed Interest Rate: 9.0%
Issuance Date:  January 30, 2020
Maturity Date: April 30, 2021
Estimated Duration:1.2 years
Interest Installments:  Quarterly payments starting April 30, 2020
Principal Installment: In one payment on April 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  January 28,2020